FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

26 November 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities

The following transactions took place on 22 and 25 November 2019 respectively:

1.   Michael Roberts acquired 30 American Depositary Shares ("ADS")1, at US$37.2600 per ADS, representing 150 US$0.50 ordinary shares in HSBC Holdings plc.

2.   Laura Cha acquired 6,000 US$0.50 ordinary shares in HSBC Holdings plc at HKD59.0500 per share.

1ADS are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person			Michael Roberts
2 - Reason for the notification

Position/status			President and Chief Executive Officer, HSBC USA

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-22	American Depositary Shares ("ADS"). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	The New York Stock Exchange		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$37.26	30	US$1,117.80
		Aggregated	US$37.26	30	US$1,117.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Laura Cha

2 - Reason for the notification
Position/status			Non-executive Director
Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-25	Ordinary shares of US$0.50 each	GB0005405286	Hong Kong Stock Exchange		HKD - Hong Kong Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			HKD59.05	6,000	HKD354,300
		Aggregated	HKD59.05	6,000	HKD354,300

For any queries related to this notification, please contact:

Lee Davis
Shareholder Services
020 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 26 November 2019